May 14, 2018

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:    Vanessa Robertson
Rolf Sundwall

Re:	Conifer Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Item 15. Exhibits and Financial Statement Schedule, page 53
Filed March 15, 2018
File No. 001-37536

Dear Ms. Robertson and Mr. Sundwall:

On behalf of Conifer Holdings, Inc. (the “Company”), this letter sets forth the responses of the Company to the comments contained in your letter, dated May 4, 2018, relating to the Form 10-K for the Fiscal Year ending December 31, 2017 (the “Form 10-K”), (File No. 001-37536), filed on March 15, 2018.

The Company is concurrently submitting amended certifications filed as Exhibit 31.1 and 32.2, which reflects the Company’s responses to comments received from staff of the U.S. Securities and Exchange Commission (the “Staff”). The Company will also provide the Staff courtesy copies of the amended certifications filed as Exhibit 31.1 and 31.2, marked to reflect the changes from the Form 10-K.

In this letter, we have recited the comments from the Staff in italicized, bold type face and have followed the comments with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 15. Exhibits and Financial Statement Schedule, page 53

1.
Please amend your filing to provide new certifications filed as Exhibits 31.1 and 31.2 to conform exactly to that provided in Item 601(b)(31) of Regulation S-K as it relates to internal controls over financial reporting (ICFR). In this regard, the introductory sentence in paragraph 4 should refer to ICFR as defined in the Exchange Act and certification 4(b) should discuss your obligations related to ICFR.

550 W. Merrill, Suite 200, Birmingham, MI 48009 * (248) 559-0840 main * (248) 559-0870 fax * cnfrh.com

Conifer Holding, Inc.,
Response Letter
May 14, 2018

The Company advises the Staff that it has amended its filing to provide amended certifications, filed as Exhibits 31.1 and 31.2 to conform exactly to Item 601(b)(31) of Regulation S-K as it relates to ICFR by amending the introductory sentence in paragraph 4, which now refers to IFCR as defined in the Exchange Act and by amending certification 4(b), which now discusses the Company’s obligation related to ICFR.

If you have any questions or comments concerning this response or the amended certifications, please do not hesitate to call Harold Meloche at 866-412-2424.

Sincerely yours,

/s/ Harold Meloche

Cc:    Conifer Holdings, Inc.
James G. Petcoff

550 W. Merrill, Suite 200, Birmingham, MI 48009 * (248) 559-0840 main * (248) 559-0870 fax * cnfrh.com